United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	6

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On February 22, 2017, at 9:30 am, met, ordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Dan Conrado, Marcel Juviniano Barros, Eduardo Refinetti Guardia, Oscar Augusto de Camargo Filho, Eduardo de Salles Bartolomeo, Alberto Ribeiro Guth, and the alternates Mrs. Luiz Maurício Leuzinger and Yoshitomo Nishimitsu, and also Mr. Clovis, Torres, Executive Officer and General Counsel of Vale S.A. (“Vale”), as secretary, having unanimously resolved upon the following: “INDICATION OF EFFECTIVE MEMBER OF THE VALE’S BOARD OF DIRECTORS — Considering the existence of a vacant position, the Board of Directors approved the nomination, under Article 11, § 10 of the Bylaws, of Ms. DENISE PAULI PAVARINA, Brazilian, divorced, bank clerk, bearer of the Identity card #11.974.549-5 issued by SSP/SP, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #076.818.858-03, with commercial address at Núcleo Cidade de Deus, s/nº, Prédio Vermelho, 4º floor, Vila Yara, Osasco, São Paulo, as Effective Member of the Vale’s Board of Directors. The Director appointed herein, whose term shall last until the next Shareholders’ General Meeting to be held, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976).”; and “FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2016 AND RELATED ACTS — (…) With a favorable report of the Financial Committee and of the Fiscal Council, as reported by Marcelo Amaral Moraes present at the meeting under the provisions of Article 163, §3, of Law No. 6404/76, and in the presence of Messrs. Manoel Fernandes and Bernardo Moreira, representatives of KPMG Auditores Independentes, external auditor according to Brazilian and North American accounting standards, which issued a favorable opinion the Companie’s Financial Statements for the financial year 2016, the Board of Directors approved: (i) the Annual Report, the balance sheet and further financial statements of Vale for the year ended 12/31/2016; and (ii) having examined the Proposal of the Executive Board of Vale, the Allocation of the Result for the year ended 12/31/2016 (…).” I hereby attest that the items above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, 22nd February, 2017.

Clovis Torres

Secretary

BOARD OF DIRECTOR´S REPORT ON MANAGEMENT REPORT AND ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the managements’ report as well as of the financial statements for the fiscal year ended December 31, 2016, unanimously resolved to approve such proposal.

Due to the resolution above, the Board of Directors is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2017.

Rio de Janeiro, February 22, 2017.

Gueitiro Matsuo Genso	Fernando Jorge Buso Gomes
Chairman	Vice-Chairman

Dan Conrado Director	Marcel Juviniano Barros Director

Eduardo Refinetti Guardia Director	Oscar Augusto de Camargo Filho Director

Eduardo de Salles Bartolomeo Director	Alberto Guth Director

Luiz Mauricio Leuzinger Director	Yoshitomo Nishimitsu Director

BOARD OF DIRECTOR’S REPORT ON PROPOSAL FOR THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2016

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the Executive Officer Board’s proposal for the destination of profits earned in the fiscal year ended December 31, 2016, is favorable to the submission of such proposal to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2017.

Rio de Janeiro, February 22, 2017.

Gueitiro Matsuo Genso	Fernando Jorge Buso Gomes
Chairman	Vice-Chairman

Dan Conrado Director	Marcel Juviniano Barros Director

Eduardo Refinetti Guardia Director	Oscar Augusto de Camargo Filho Director

Eduardo de Salles Bartolomeo Director	Alberto Guth Director

Luiz Mauricio Leuzinger Director	Yoshitomo Nishimitsu Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: February 23, 2017		Director of Investor Relations